NYSE
AN ICE EXCHANGE

November 15, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of HSBC HOLDINGS PLC, under the Exchange Act of 1934:

- 7.336% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026
- 7.390% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028
- 8.113% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2033

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com